June 6, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Tim Buchmiller

Re:	Panbela Therapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-271729)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Panbela Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-271729) (the “Registration Statement”) to become effective on June 8, 2023, at 4:30 p.m., Eastern Time, or as soon as thereafter possible. The Company hereby acknowledges its responsibilities under the Act as they relate to the proposes public offering of the securities specified in the Registration Statement.

Please direct any questions or comments concerning this request to Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946.

[Signature Page Follows]

Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Susan Horvath
Name:	Susan Horvath
Title:	Chief Financial Officer

Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

June 6, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:         Panbela Therapeutics, Inc.
Registration Statement on Form S-1

File No. 333-271729

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the placement agent, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 4:30 p.m., Eastern time, on Thursday, June 8, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated June 2, 2023 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, ROTH CAPITAL PARTNERS, LLC By: /s/ Aaron M. Gurewitz Aaron M. Gurewitz Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP